UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

Form 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant’s name into English)

Room 2105, West Tower, Shun Tak Centre,

200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒.

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-                  .

Notice of Nasdaq Staff Determination and Delisting; Appeal Filed

China Natural Resources, Inc. has received a Nasdaq Staff Determination dated February 10, 2006, that the Company’s recent acquisition of Feishang Mining Holdings Limited constitutes a “reverse merger” within the meaning of Nasdaq Marketplace Rule 4340(a). As a result, Nasdaq rules require the post-acquisition Company to seek continued listing by filing a new listing application with Nasdaq, and meeting Nasdaq’s new listing criteria.

Nasdaq has advised the Company that, due to its failure to file a post-acquisition new listing application, the Company has not complied with Nasdaq Marketplace Rule 4340(a) and, as a result, its securities will be delisted from Nasdaq effective as of the opening of business on February 22, 2006.

The Company has appealed the Nasdaq Staff determination by requesting a hearing before a Nasdaq Listing Qualifications Panel. The filing of that request stays delisting of the Company’s securities pending the hearing panel’s determination. Prior to the hearing, the Company intends to submit a new listing application and, at the hearing, hopes to demonstrate to the hearing panel that the post-acquisition Company meets Nasdaq’s new listing criteria. Submission of the new listing application does not stay the delisting process, and there is no assurance that the hearing panel will grant the Company’s request for continued listing.

This report includes forward-looking statements within the meaning of Federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in such forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.

Exhibits

Exhibit No.	Description

99.1	Press Release dated February 16, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date:  February 16, 2006

CHINA NATURAL RESOURCES, INC.

By:	/s/ TAM CHEUK HO
Tam Cheuk Ho
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated February 16, 2006